

August 31, 2011

Via E-mail
Ms. Dianne M. Lyons
Chief Financial Officer
United Fire & Casualty Company
118 Second Avenue, S.E.,
Cedar Rapids, IA 52407

> **Re:** **United Fire & Casualty Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Item 2.01 and 9.01 Form 8-K**
> **Filed March 28, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 001-34257**

Dear Ms. Lyons:

We have limited our review of your filings to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Statements of Income, page 88

1. Please explain to us why income taxes are described here as federal income tax expense (benefit) and in Note 8 as federal income tax, when you disclose on page 95 that you file income tax returns in various state jurisdictions.

Form 8-K Dated March 28, 2011

2.   You disclose in your Form 8-K that you will file an amended Form 8-K to include the required Item 9.01 financial statements and pro forma financial information for your acquisition of Mercer Insurance Group. It does not appear that the information for this significant acquisition was filed with an amendment. Please include this required information in an amended Form 8-K.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Note 1. Nature of Operations and Basis of Presentation
Acquisition of Mercer Insurance Group, page 6

3.   You disclose that this transaction was accounted for under the purchase method of accounting and in Note 10 you refer to purchase price allocations. The terms purchase method and purchase price allocation are no longer appropriate under ASC 805. Please provide us proposed disclosure to be included in future filings to refer to the acquisition method as described in ASC 805-10-05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant